Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 23 DATED APRIL 11, 2014
TO THE PROSPECTUS DATED APRIL 12, 2013
This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013, as supplemented by Supplement No. 19 dated March 11, 2014, Supplement No. 20 dated March 17, 2014, Supplement No. 21 dated March 24, 2014 and Supplement No. 22 dated April 1, 2014. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a property in Logan Township, New Jersey.

Acquisition of a Property in Logan Township, New Jersey
On April 11, 2014, we, through a wholly owned subsidiary, acquired a fee-simple interest in a free-standing industrial building and an adjacent lot in Logan Township, New Jersey, which we refer to as Commerce Corner, from an unaffiliated seller for a purchase price of approximately $19,750,000 in cash, exclusive of closing costs.
Description of the Property
Commerce Corner is comprised of a 259,910 square foot industrial building located on a 14.4 acre site at 1109 Commerce Boulevard, plus an additional adjacent 9.7 acre parcel of land. Situated one mile from Exit 10 of Interstate 295 and in close proximity to Interstate 95 and the New Jersey Turnpike, the Northeast Distribution Corridor’s primary north/south highways, Commerce Corner is strategically positioned at the front of the 3.1 million square foot LogistiCenter at Logan industrial park.
Commerce Corner had an occupancy rate of 100% and an average effective annual rental per square foot rate of $4.58 as of the closing (excluding the 9.7 acre parcel of land). The industrial building located at Commerce Corner is leased to two tenants, Performance Food Group, Inc., or Performance Food Group, and Mission Produce, Inc., or Mission Produce. Information about these tenants is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent(3)
Performance Food Group(1)	Food Distribution	61%	Triple-Net	Sep. 2011	Dec. 2021	$4.88
Mission Produce(2)	Food Distribution	39%	Triple-Net	Aug. 2013	Jan. 2029	$4.10

(1)
Performance Food Group has two, five-year renewal options at 90% of Fair Rental Value (as defined in Performance Food Group's lease). Renewal options may be exercised by written notice not later than 180 days prior to the expiration of the then-existing term. Pursuant to the triple-net lease, Performance Food Group is responsible for the payment of base rent and all of the operating expenses for the portion of the space leased by Performance Food Group (subject to a cap for certain costs as defined in the lease).

(2)
Mission Produce has two, five-year renewal options at 95% of fair market rent (but in no event less than the annual Base Rent in effect during the last twelve months of the prior term). Renewal options may be exercised by written notice not later than twelve months prior to the expiration of the then-existing term. Pursuant to the triple-net lease, Mission Produce is responsible for the payment of base rent and all of the operating expenses for the portion of the space leased by Mission Produce.

(3)	All of the leases contain annual rent increases.

The average occupancy rate and annual effective rent per square foot for each of the last 3 years is set forth in the table below:

	Occupancy Rate	Annual Effective Rent Per Square Foot
2013	77.5%	$3.81
2012	61.4%	$4.69
2011	20.5%	$—

Commerce Corner’s capitalization rate at the time of acquisition was 5.9%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, including acquisition related costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.
We have no plans for material capital improvements in the near term, and we believe Commerce Corner is adequately covered by insurance and suitable for its intended purposes as an industrial warehouse and distribution facility. Commerce Corner is located in the Gloucester County submarket of Philadelphia, in close proximity to the Delaware River Ports. Southern New Jersey’s food-related industries and labor force make Commerce Corner a desirable node for food production and distribution. Development in Commerce Corner's submarket has been limited since 2009, amounting to only three buildings in the past five years, all of which are 100% leased. Commerce Corner is situated in an industrial park and faces competition from several similar properties. For federal income tax purposes, we estimate that the depreciable basis in Commerce Corner will be approximately $16 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Commerce Corner total approximately $200,000.
Financing of the Property
The acquisition of Commerce Corner was funded through a combination of proceeds from our public offering and $17,600,000 of borrowings under our credit facility with Regions Bank. Of this borrowing amount, $8,760,000 is from existing borrowing capacity on previously acquired properties, while $8,840,000 is specific to Commerce Corner. The credit facility bears interest at a variable per annum rate equal to the adjusted British Bankers Association LIBOR Rate plus 2.20%, payable monthly, which equated to 2.35% at the time of acquisition with respect to the aforementioned borrowings. With these borrowings, our three properties combined have a loan-to-cost ratio of approximately 45%.
Property Management
We have engaged CBRE, Inc., or CBRE, as the property manager for Commerce Corner. We will pay CBRE a monthly management fee equal to $2,975.